NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

DIRECTOR RESIGNATION

June 11, 2010, Valcent Products Inc. (the “Company”) announced that Mr. Gerry Jardine has resigned as a Director of the Company and its operating affiliates as his primary duties to assist in its corporate restructuring has been completed and he intends to pursue other business interests.

On behalf of the Company and the Board, Chris Bradford, President and CEO, stated “Mr. Jardine’s expertise has been a great asset both in the development and building of our Company. We thank him for his commitment and support and wish him the very best in his future projects.”  Mr. Bradford also noted “Mr. Jardine was valuable in the restructuring of the company during 2009 which has now been completed as the Company enters the commercialization of its Verticrop and Alpha Crop products.”  Mr. Jardine wishes the Company and its Shareholders a successful next phase and will be available on a consulting basis.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                                Media Relations
Mike Parker                                                                      Nancy Tamosaitis
Bob Faris                                                                          Vorticom Public Relations
(888) 506-7979                                                                      (212) 532-2208
or worldwide (604) 608-6192                                                  Nancyt@vorticom.com
info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein